UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

TUANCHE LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89856T104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons K2 Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 30,317,162 Shares (1)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 30,317,162 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,317,162 Shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.7% (2)
12	Type of Reporting Person PN

(1)	Represents ownership of Class A Ordinary Shares through American Depositary Shares (“ADSs”).

(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

1	Names of Reporting Persons K2 Evergreen Partners L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 6,971,174 Shares (1)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 6,971,174 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,971,174 Shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.7% (2)
12	Type of Reporting Person PN

(1)	Represents ownership of Class A Ordinary Shares through American Depositary Shares (“ADSs”).

(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

1	Names of Reporting Persons K2 Partners III Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 3,076,757 Shares (1)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 3,076,757 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,757 Shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.2% (2)
12	Type of Reporting Person OO

(1)	Represents ownership of Class A Ordinary Shares through American Depositary Shares (“ADSs”).

(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

1	Names of Reporting Persons K2 Family Partners Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,025,586 Shares (1)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,025,586 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,586 Shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.4% (2)
12	Type of Reporting Person OO

(1)	Represents ownership of Class A Ordinary Shares through American Depositary Shares (“ADSs”).

(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

Item 1(a).	Name of Issuer: TuanChe Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9F, Ruihai Building, No. 21 Yangfangdian Road Haidian District Beijing 100038 People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by: K2 Partners II L.P. K2 Evergreen Partners L.P. K2 Partners III Limited K2 Family Partners Limited

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

The address for K2 Partners II L.P. and K2 Evergreen Partners L.P. is Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 32311, Grand Cayman KY1-1209, Cayman Islands.

The address for K2 Partners III Limited and K2 Family Partners Limited is RM C 20/F, Lucky Plaza, 315-321, Lockhart Road, Wanchai, Hong Kong.

Item 2(c).	Citizenship:

	K2 Partners II L.P.	Cayman Islands exempted limited partnership
	K2 Evergreen Partners L.P.	Cayman Islands exempted limited partnership
	K2 Partners III Limited	Hong Kong limited company
	K2 Family Partners Limited	Hong Kong limited company

Item 2(d).	Title of Class of Securities: Not Applicable.

Item 2(e).	CUSIP No.: 89856T104

Item 3.	Not Applicable.

Item 4.	Ownership

K2 Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
K2 Partners II L.P.	30,317,162	0	30,317,162	0	30,317,162	30,317,162	11.7%
K2 Evergreen Partners L.P.	6,971,174	0	6,971,174	0	6,971,174	6,971,174	2.7%
K2 Partners III Limited	3,076,757	0	3,076,757	0	3,076,757	3,076,757	1.2%
K2 Family Partners Limited	1,025,586	0	1,025,586	0	1,025,586	1,025,586	0.4%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among K2 Partners II L.P., K2 Evergreen Partners L.P., K2 Partners III Limited and K2 Family Partners Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2019

K2 Partners II L.P.

By:	K2 Partners II GP, LP
Its:	General Partner
	By:	K2 Partners II GP, LLC
	Its:	General Partner

By:	/s/ Xi Xiao
Xi Xiao, Director

K2 Evergreen Partners L.P.

By:	K2 Evergreen Partners LLC
Its:	General Partner

By:	/s/ Xi Xiao
Xi Xiao, Director

K2 Partners III Limited

By:	K2 Partners III L.P.
Its:	Sole Shareholder
	By:	K2 Partners III GP, L.P.
	Its:	General Partner
		By:	K2 Partners III GP, LLC
		Its:	General Partner

By:	/s/ Xi Xiao
Xi Xiao, Director

K2 Family Partners Limited

By:	K2 Family Partners L.P.
Its:	Sole Shareholder
	By:	K2 Family Partners GP, L.P.
	Its:	General Partner
		By:	K2 Family Partners GP, LLC
		Its:	General Partner

By:	/s/ Xi Xiao
Xi Xiao, Director